August 14, 2014

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:  Global Clean Energy Holdings, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2012
         Filed March 29, 2013
         Form 10-Q for the Quarter Ended September 30, 2013
         Filed November 7, 2013
         Form 8-K furnished May 30, 2013
         Response Letter Dated May 16, 2014
         File No. 000-12627
         Response Letter Dated May 30, 2014

Dear Ms. Claire Erlanger and Ms. Linda Cvrkel:

This letter is in response to the Staff’s letter of comments, dated August 04, 2014, to Global Clean Energy Holdings, Inc. (the “Company”) regarding additional comments to the Company’s above-referenced report (the “Form 10-K”, Form 10-Q and Form 8-K).

We issued comments to you on the above captioned filing(s) on May 30, 2014.  As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 18, 2014.

Response Letter Dated May 30, 2014

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065

Critical Accounting Policies, page 27
1.  We note that your response to our prior comment 1 includes your expectations on future revenue that you believe support your 43% growth rate used in your impairment analysis of long-lived assets. We also note your disclosure that you recognized an impairment charge of $1.8 million on deferred growing costs in the fourth quarter of 2013 and also Richard Palmer Global Clean Energy Holdings, Inc. evaluated all other long-lived assets, including Plantation Development Costs and determined these costs were not impaired based on the future expected revenues. However, given the disagreements with your former independent registered public accountants with respect to the potential impairment of your plantation development costs and other long-lived assets as outlined in Exhibit 16 to the report on Form 8-K filed on May 6, 2014, we continue to have concerns on the assumptions used in your impairment analysis and the valuations of certain of your long-lived assets and believe that until we review the audited financial statements included in the Form 10-K for the year ended December 31, 2013, we cannot complete our review. Please file your Form 10-K for the year ended December 31, 2013, including the required audited financial statements for this period as soon as possible.

The Company is in the process of trying to secure an accounting firm to complete the audit of the financial statements for the year ended December 31, 2013, a review of the quarters ended March 31, 2014 and June 30, 2014.  Once the Company has engaged an accounting firm, we will file the Form 10-K for the year ended December 31, 2013, and 10-Qs for the quarters ended March 31, 2014 and June 30, 2014.

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234, ext 7107.

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065

Sincerely,

/S/  Richard Palmer

Richard Palmer, Chief Executive Officer
Global Clean Energy Holdings, Inc.

Cc:          Mr. David Walker
Mr. Ross Youngberg, CPA
Mr. Istvan Benko, Esq.
Ms. Donna Reilly, CPA

Long Beach, CA, USA                                                                                   Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065